EATON PARTNERS, LLC & SUBSIDIARIES

(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 ROWAYTON AVENUE
(No. and Street)

ROWAYTON	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP ATTN: STEVE ZAMMITTI
(Name – *if individual, state last, first, middle name*)

5 TIME SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __AJAY AHUJA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EATON PARTNERS, LLC__ , as of __DECEMBER 31__ __2016__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CFO
Title

_____

Llamo Erickson
Notary Public

My commission expires 8/31/2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



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Report of Independent Registered Public Accounting Firm

The Board of Directors
Eaton Partners, LLC

We have audited the accompanying consolidated statement of financial condition Eaton Partners, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eaton Partners, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 1, 2017

1702-2202891

A member firm of Ernst & Young Global Limited

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	19,844,775
Fees receivable		47,767,844
Property and equipment (net of accumulated depreciation of $1,682,024)		516,535
Other assets		655,504
TOTAL ASSETS	$	68,784,658

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Commissions payable	$	26,586,069
Accrued expenses and other liabilities		10,650,755
Due to parent and affiliates		2,547,114
Accounts payable		146,314
TOTAL LIABILITIES		39,930,252
Member's capital		28,854,406
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	68,784,658

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND BUSINESS

Eaton Partners, LLC ("Eaton Partners") is a limited liability company established in the State of Connecticut. Eaton Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On February 27, 2013, Eaton Partners registered as an introducing broker dealer with National Futures Association ("NFA"). Eaton Partners' business services include raising capital from institutional investors for investment funds or advisors and other consulting services. Eaton Partners operates from its headquarters in Connecticut with other offices in California, Texas, Illinois, China, Hong Kong and United Kingdom.

CPE (UK) Limited ("CPE UK LTD") is a wholly owned Subsidiary of Eaton Partners. CPE UK is a private limited company incorporated under the laws of the United Kingdom. On February 1, 2008, CPE UK formed Eaton Partners (UK) LLP ("EP UK LLP") to assist in marketing activities for Eaton Partners in Europe. CPE UK owns 99% of the partnership interest in EP UK LLP. EP UK LLP is registered with the Financial Conduct Authority (the "FCA"). CPE UK and EP UK LLP are herein collectively called "Eaton UK".

Eaton Partners formed Eaton Partners Investment Advisory (Shanghai) Co., Ltd ("Eaton Shanghai"), a wholly foreign owned enterprise (WFOE), to assist on business activities in China.

Eaton Partners formed Eaton Partners Advisors (HK) Limited ("Eaton HK"), a private limited company incorporated in Hong Kong. Eaton HK is registered to carry Type I regulated activities with the Securities and Futures Commission ("SFC"). Eaton Partners, Eaton UK, Eaton Shanghai and Eaton HK are herein collectively referred to as the "Company".

Effective January 4, 2016, pursuant to Membership Interest Purchase Agreement (MIPA), Stifel Financial Corp ("SFC" or the "Parent") acquired 100% membership interests of Eaton Partners, LLC and became its sole member.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Translation of Foreign Financial Statements

The assets and liabilities of the Eaton UK, Eaton Shanghai and Eaton HK are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2016, the Company had cash and cash equivalent balances at four major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Stock-Based Compensation

Employees of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. Costs incurred under this plan are allocated to the Company based on its employee's participation in the plan. See Note 12 for a further discussion of stock-based compensation.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes. CPE UK is a limited company and is subject to certain taxes based on income in accordance with laws of the United Kingdom. The members of Eaton UK are responsible for the payment of income taxes. Eaton Shanghai and Eaton HK both are subject to local taxes in China and Hong Kong.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to federal, state or local tax examinations by authorities for the years before 2012.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Property and equipment are stated at cost. Amortization and depreciation are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3.   FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company (net of allowance of doubtful accounts) as follows:

2017	$ 32,111,398
2018	8,025,287
2019	1,135,708
2020	27,645
Thereafter	6,467,806
	$ 47,767,844

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2016, $26,290,752 of fees receivable have been included in the computation of net capital.

The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2016 there was no allowance for doubtful accounts.

NOTE 4.   PROPERTY AND EQUIPMENT

At December 31, 2016, property and equipment consists of the following:

Computer hardware	$	719,766
Leasehold improvement		609,552
Furniture & fixtures		385,404
Computer software		270,255
Office equipment		213,582
Total		2,198,559
Less accumulated amortization and depreciation		(1,682,024)
Total Property and Equipment, Net	$	516,535

NOTE 5.   COMMISSIONS PAYABLE

Eaton Partners has commission arrangements with former members, former and current employees and outside consultants (the "Economic Partners"). The arrangements provide for payments to be made to the Economic Partners when Eaton Partners receives payment from the associated clients. As of December 31, 2016, commission payable amounted to $26,586,069.

Pursuant to sale of interest per the Membership Interest Purchase Agreement (MIPA), dated January 4, 2016, the Company's Accounts receivables were not acquired by the Parent. As such, the vested equity pertaining to those receivables through January 3, 2016 has been reclassified in the amount of $43,063,963 to Commissions payable.

Commissions payable are due to be paid, subject to collection by Eaton Partners of the related fee receivables, as follows:

2017	$ 20,227,269
2018	1,384,599
2019	109,508
2020	27,644
Thereafter	4,541,732
	$ 26,290,752

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 5.   COMMISSIONS PAYABLE (Continued)

The following is a reconciliation from the commission payable balance on the consolidated statement of financial condition to the commission payable used in the computation of net capital:

Commission payable	$ 26,586,069
Cash collected of fees receivable not remitted to former members as of December 31, 2016	(2,528,346)
Discretionary liability	2,233,029
Commission payable used in the computation of net capital	$ 26,290,752

Discretionary liability includes bonus payable.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

2017	$ 967,535
2018	477,809
2019	175,020
	$ 1,620,364

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant at December 31, 2016 or during the year then ended.

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2016, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Legal reserves have been reviewed in accordance with ASC 450, *Contingencies*.

NOTE 7.   RELATED PARTY TRANSACTIONS

Eaton Partners and Eaton UK have entered into a service agreement dated September 23, 2009 (the "UK Service Agreement") whereby an amount equal to cost plus the standard operating budget will be paid by Eaton Partners to Eaton UK for the services provided by Eaton UK under the Service Agreement.

In addition, Eaton Partners and Eaton Shanghai have entered into a service agreement dated January 17, 2011 (the "Shanghai Service Agreement"). Eaton Partners and Eaton HK have also entered into a service agreement dated March 8, 2011 (the "HK Service Agreement"). The company has implemented cost plus methodologies in accordance with opinion from local tax and accounting authorities.

The Company has a Service Agreement (the "Agreement") with the parent and Stifel Nicolaus & Company, Inc. ("SNC"), a wholly-owned subsidiary of the parent, whereby certain support services are provided by the Parent and SNC.

During the year ended December 31, 2016, the Company received capital contributions from the Parent in the amount of $16,659,206.

At December 31, 2016, due to Parent in the accompanying consolidated financial statement primarily consists of stock-based compensation due to the Parent that is paid upon conversion of stock units and debentures. The amount due to Parent from stock-based compensation charges at December 31, 2016 was $2,022,396. The remainder of the amount due to Parent and affiliates at December 31, 2016 consists primarily of operating expenses $524,718 that were paid on the Company's behalf by certain affiliates.

Eaton UK has entered into a service agreement between Stifel Nicolaus Europe Limited ("SNEL"), dated August 1, 2016, whereby certain payroll and administration are provide by SNEL for the benefit of Eaton UK employees.

NOTE 8.   NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA and NFA, Eaton Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. Eaton Partners has elected to use the alternative method permitted by the Rule, which requires Eaton Partners to maintain minimum net capital equal to $250,000. At December 31, 2016, Eaton Partners had net capital of $5,306,938 which was $5,056,938 in excess of its required net capital of $250,000.

NOTE 9.   CONCENTRATION

Three clients accounted for 23%, 13% and 11%, for an aggregate of 47% of fee receivables at December 31, 2016.

NOTE 10. CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of the Subsidiaries:

(dollars in thousands)

	Assets	Liabilities	Equity
FOCUS filed			
Eaton Partners LLC	$ 67,306	$ 38,452	$ 28,854
Consolidated subsidiaries	3,663	2,340	1,323
Elimination	(2,184)	(861)	(1,323)
Total	$ 68,785	$ 39,931	$ 28,854

The Subsidiaries' shareholder's capital is not included as capital for purposes of calculating Eaton Partners' net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

Pursuant to United Kingdom Financial Conduct Authority (FCA) and British Inland Prudential Regulation Authority BIPRU (INV) Chapter 9, Eaton UK is required to maintain its minimum capital in excess of €50,000. The required information is filed with FCA on quarterly basis.

Under the Hong Kong Securities and Future (Financial Resources) Rules, the Eaton HK must maintain its liquid capital (assets and liabilities adjusted as determined by Hong Kong Securities and Futures (Financial Resources) Rules in excess of HK$3,000,000. The required information is filed with SFC on monthly basis.

NOTE 11. EMPLOYEE PROFIT-SHARING PLAN

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan") of the Parent. Employees are permitted within limitation imposed by tax law to make pre-tax contribution to the Plan. The Company may match certain employee contributions or make additional contribution to the Plan at the discretion of the Parent.

NOTE 12. DEFERRED COMPENSATION PLAN

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to eight year vesting period.

NOTE 12.   DEFERRED COMPENSATION PLAN

All stock-based compensation plans are administered by Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Wealth Accumulation Plan is provided to certain revenue producers, officers and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

NOTE 13.   RECENT ACCOUNTING DEVELOPMENTS

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09") which supersedes current revenue recognition guidance, including most industry specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. The FASB has approved a one year deferral of this standard, and this pronouncement is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and is to be applied using one of two retrospective application methods, with early application not permitted. The Company is currently evaluating the impact the new guidance will have on its financial statements.

NOTE 14.   SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through March 1, 2017, the date of the accompanying consolidated financial statements was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition.